August 19, 2014

VIA EDGAR AND COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall

Re: Ring Energy, Inc.

Amendment No. 1 to the Registration Statement on Form S-1 filed July 11, 2014

File No. 333-197359

Ladies and Gentlemen:

On behalf of our client, Ring Energy, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) relating to the offer and sale by certain selling stockholders of the Company, including their donees, pledgees, transferees or other successors-in-interests (the “Selling Stockholders”), of up to 2,000,001 outstanding shares (the “Resale Shares”) of the Company’s common stock.

This letter also sets forth the Company’s responses to comments from the staff of the Division of Corporation Finance (the “Staff”) contained in the comment letter from the Commission dated July 30, 2014, in connection with the Registration Statement filed with the Commission on July 11, 2014 (the “Registration Statement”).

For your convenience, we are providing by courier to H. Roger Schwall a courtesy package which includes a copy of this letter and a copy of Amendment No. 1 that has been marked to show changes from the Registration Statement.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to a particular comment set out immediately under the comment or comments. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are contained in Amendment No. 1. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No. 1.

General

1.

We note that you filed a Prospectus Supplement pursuant to Rule 424(b)(3) on July 15, 2014. That Supplement was for an offering that was declared effective on February 6, 2014 (the Prior Offering). However, you have attached to the Supplement the prospectus contained in the Form S-1 filed on July 11, 2014 (the Current Offering), which is a different offering. Explain to us why you believe it was appropriate to do so and why that does not constitute an offer for shares in the Current Offering. In this regard, we note that any prospectus for the Current Offering prior to effectiveness would have to filed pursuant to Rule 424(a). As part of your response, tell us whether you have sold any securities with the Supplement.

Response: The Company respectfully acknowledges the Staff’s comment. Prospectus Supplement No. 6, which included the Registration Statement on Form S-1 for the Current Offering as an exhibit, was filed for informational purposes and to amend and supplement the prospectus for the Prior Offering and not for the purpose of offering securities in the Current Offering. The Registration Statement on Form S-1 for the Current Offering contained certain business information that had not been previously disclosed by the Company and was not contained in the Prospectus or Prospectus Supplements for the Existing Offering. We filed Prospectus Supplement No. 7 pursuant to Rule 424(b) with clarifying language to the effect that it “was for informational purposes only” in response to the Staff’s comment.

Each of the Resale Shares that the Company is seeking to register pursuant to the Registration Statement contains a restrictive legend, and no such legend has been or will be removed until such time as the Registration Statement for the Current Offering is declared effective by the Commission.

Neither the Company nor any Selling Stockholder has sold any securities with the Prospectus for the Current Offering.

2.

While you did not check the box on the Registration Statement Cover Page indicating that you are a smaller reporting company (SRC), you indicate on page 52 that you are a SRC and have provided the level of disclosure provided by a SRC. Please revise your registration statement to provide the disclosure required for non-smaller reporting companies. For example, provide consolidated statements of income and cash flows for each of the three fiscal years preceding the date of your most recent audited balance sheet, as well as compensation data for your principal executive officer, your principal financial officer and your three most highly compensated executive officers other than the principal executive officer and principal financial officer. See Item 10(f) of Regulation S-K. In this regard, we note that the aggregate value of the common stock held by non-affiliates as of June 30, 2014 (the end of your second quarter) was $110 million exceeding the limit of $75 million threshold for RC set forth in Rule 405 of Regulation C.

Response: The Company respectfully acknowledges the Staff’s comment. Amendment No. 1 deletes the reference indicating that the Company is a SRC and includes the disclosures required of non-smaller reporting companies, including, among other disclosures, (i) the consolidated statements of income and cash flows for each of the three fiscal years preceding the date of the Company’s most recent audited balance sheet and (ii) compensation data for the Company’s principal executive officer, principal financial officer and two most highly compensated executive officers other than the principal executive officer and principal financial officer. As of the end of the last completed fiscal year, the Company had only two executive officers other than the PEO and PFO, and Amendment No. 1 includes the material elements of compensation awarded to, earned by or paid to such executive officers.

Selling Stockholders, page 24

3.

Please disclose whether any selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer. Please be advised that all selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers who did not receive their securities as compensation for investment banking or similar services must be identified as underwriters. Your statement on page 27 that “the SEC may deem a Selling Stockholder and any broker-dealers or agents who participate in the distribution of Common Stock to be “underwriters” is insufficient in this regard.

Response: The Company respectfully acknowledges the Staff’s comment. Amendment No. 1 reflects that no Selling Stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer. The Company’s statement on page 27 has been revised to reflect that no Selling Stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer, and to the Company’s knowledge, there are currently no plans, arrangements or understandings between any Selling Stockholder and any broker-dealer, underwriter or agent regarding the sale of the Company’s securities.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it to the courier who has been instructed to wait. If you have any questions or comments concerning these responses, please do not hesitate to call Mark L. Jones at (713) 358-1791.

[SIGNATURE PAGE FOLLOWS]

Very truly yours, /s/ Burleson LLP
Burleson LLP

cc:	William R. Broaddrick, Ring Energy, Inc. Kelly Hoffman, Ring Energy, Inc. Lloyd T. Rochford, Ring Energy, Inc.

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